1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 10, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC July 2011 Sales Report

Hsinchu, Taiwan, R.O.C. – August 10, 2011 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for July 2011: On an unconsolidated basis, net sales were approximately NT$34.92 billion, a decrease of 2.1 percent over June 2011 and a decrease of 3.4 percent over July 2010. Revenues for January through July 2011 totaled NT$245.31 billion, an increase of 8.1 percent compared to the same period in 2010.

On a consolidated basis, net sales for July 2011 were approximately NT$ 35.43 billion, a decrease of 3.4 percent over June 2011 and a decrease of 4.8 percent over July 2010. Revenues for January through July 2011 totaled NT$251.32 billion, an increase of 7.2 percent compared to the same period in 2010.

Beginning in July 2011, the revenues of Global Unichip Corp. (GUC) are no longer included in TSMC’s consolidated revenues. This reduced TSMC July revenues by NT$149 million, with an 0.4 percentage point impact when compared with June and year-ago revenues. In other words, if GUC continued to be included in consolidated revenues, TSMC’s July consolidated revenues would have declined 3% from June 2011 and 4.4% from the year-ago period.

TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)

Period	July 2011	June 2011	M-o-M Increase (Decrease) %	July 2010	Y-o-Y Increase (Decrease) %	January through July 2011	January through July 2010	Y-o-Y Increase (Decrease) %
Net Sales	34,917	35,654	(2.1)	36,156	(3.4)	245,311	226,967	8.1

*	Year 2011 figures have not been audited.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

	July 2011	June 2011	M-o-M Increase (Decrease) %	July 2010	Y-o-Y Increase (Decrease) %	January through July 2011	January through July 2010	Y-o-Y Increase (Decrease) %
Net Sales	35,432	36,673	(3.4)	37,218	(4.8)	251,318	234,367	7.2

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

August 10, 2011

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July, 2011.

1) Sales volume (in NT$ thousand)

Period	Items	2011	2010
July	Net sales	34,916,788	36,156,392
Jan.-July	Net sales	245,310,561	226,966,657

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	July	Bal. as of period end
TSMC Partners	32,804,789	—	7,204,250
TSMC Global	42,523,503	24,420,500	24,420,500

3) Endorsements and guarantees (in NT$ thousand)    :  None.

4) Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	31,710,853	6,049,022	—	—	—	—
	Mark to Market Profit/Loss	—	71,956	(7,359)	—	—	—	—
	Unrealized Profit/Loss	—	79,790	(7,359)	—	—	—	—
Expired Contracts	Notional Amount	—	77,603,071	56,793,366	—	—	—	—
	Realized Profit/Loss	—	(60,227)	(169,512)	—	—	—	—
Equity price linked prodect (Y/N)		—	N	N	—		—	—

TSMC's subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	9,974,836	—	—	—	—	—
	Mark to Market Profit/Loss	—	(16,300)	—	—	—	—	—
	Unrealized Profit/Loss	—	(16,300)	—	—	—	—	—
Expired Contracts	Notional Amount	—	47,965,511	—	—	—	—	—
	Realized Profit/Loss	—	(55,669)	—	—	—	—	—
Equity price linked prodect (Y/N)		—	N	—	—		—	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option	Others
					Sell	Buy
Margin Payment		—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	482,025	—	—	—	—	—
	Mark to Market Profit/Loss	—	4,750	—	—	—	—	—
	Unrealized Profit/Loss	—	4,016	—	—	—	—	—
Expired Contracts	Notional Amount	—	20,399,236	—	—	—	—	—
	Realized Profit/Loss	—	(48,389)	—	—	—	—	—
Equity price linked prodect (Y/N)		—	N	—	—		—	—